FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
Exhibit 99.1
This English version is a translation of the original Chinese version of the agreement. The English translation shall have no legal effect.

STRATEGIC COOPERATION AGREEMENT

BETWEEN
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
AND
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
Dated: 24 December 2008

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
This Cooperation Agreement is entered into as of this 24th day of December, 2008 by and between:
(1)	Semiconductor Manufacturing International Corporation, a company incorporated under the laws of the Cayman Islands, with its registered office at PO BOX 309 GT, Ugland House, George Town, Cayman Islands (“SMIC”); and
(2)	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under the laws of the PRC, with its registered office at No. 40, Xueyuan Road, Beijing, PRC (Postal Code: 100083) (“Datang Holdings”).
SMIC and Datang Holdings are hereinafter individually referred to as a “Party” and collectively as the “Parties”.
Whereas:
(A)	Datang Holdings purchased, through its wholly owned subsidiary incorporated in Hong Kong Special Administrative Region, the People’s Republic of China, 3,699,094,300 common shares of and offered by SMIC with a par value of USD 0.0004 per share (the “Common Shares”), at a unit purchase price of HKD 0.36 per share and a total purchase price of USD 171,800,000.

(B)	The Parties executed and delivered an Share Purchase Agreement for the transfer of the Common Shares on 6 November 2008 (the “Share Purchase Agreement”).

(C)	Under the Share Purchase Agreement, it is confirmed by the Parties that they shall enter into this Strategic Cooperation Agreement upon terms mutually agreed by the Parties (the “Cooperation Agreement”).

(D)	The Parties agree to enter into this Cooperation Agreement as provided in the Share Purchase Agreement in order to set forth the terms and conditions mutually agreed by the Parties with respect to the business cooperation matters.
Now and therefore, the Parties hereby agree as follows:
1.	Definition

1.1	In this Cooperation Agreement (including the provisions hereinabove),

an “Affiliate”	shall mean any company or other business entities controlled, directly or indirectly, de facto or de jure, by the entity referred to as being affiliated, including subsidiaries, holding companies and their subsidiaries, and employees, directors, senior officers or shareholders of any such companies or other business entities;

“Authorized Person”	shall mean any director, shareholder, senior officer, manager, employee, full-time consultant and/or agent of either Party, and/or any person or entity capable of exercising the power, right and/or authority of a shareholder, investor and/or director of either Party with respect to the relevant transactions, including but not limited to any property executor or property manager),

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.

and/or any law firm, bank, financial institution, individual or entity that provides professional advises to either Party and/or any of its Affiliates in connection with the relevant transactions;

“Confidential Information”	shall mean, in respect of either Party, all information and materials concerning the business of such Party and/or any of its Affiliates that may be obtained by the other Party and/or any of the Affiliates of such other Party, including but not limited to financial information, client lists, parameters, data, proprietary knowledge, analysis, computation, compilation, study and other materials in electronic and/or paper form;

“Datang Subsidiaries”	shall mean the companies controlled by Datang Holdings and such other companies as mutually confirmed by the Parties in writing;

“PRC”	shall mean the People’s Republic of China, excluding, for the purpose hereof, the Hong Kong Special Administrative Region of the People’s Republic of China, Macau Special Administrative Region of the People’s Republic of China, and Taiwan;

“Hong Kong”	shall mean Hong Kong Special Administrative Region of the People’s Republic of China;

“Term”	shall have the meaning ascribed to it in Article 2.1 hereof;

[***]	[***];

[***]	[***];

[***]	[***];

[***]	[***]

“TD-SCDMA”	shall mean the time division-synchronous code division multiple access (one of the four 3G standards approved by ITU).
1.2	In this Cooperation Agreement, unless otherwise specified in the context, an “Article” shall refer to an article of this Cooperation Agreement, and, unless specifically indicated, shall include all sub-articles of that Article.

1.3	In this Cooperation Agreement, words importing the singular also shall include the plural and vice versa; words importing a gender or neuter shall include masculine, feminine and neuter; references to persons shall include legal persons, and non-corporate entities.

1.4	Headings in this Cooperation Agreement shall be for the ease of reference only, and shall not affect the interpretation of this Cooperation Agreement.

2.	Term

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
2.1	This Cooperation Agreement shall remain in force for a period of two years from the date of closing of the Share Purchase Agreement. The business cooperation pursuant to this Cooperation Agreement shall be conditioned on the compliance with the relevant Hong Kong laws, rules (including the Hong Kong Listing Rules), regulations, statutes, and all the rules of the Stock Exchange of Hong Kong Limited, including but not limited to the approval of SMIC’s shareholders, if required.
3.	Cooperation

3.1	The Parties agree to engage in cooperation with each other in the following sectors:
3.1.1	Technical Sector
3.1.1.1	To develop advanced communication logic process technology and IP database based on the core business of SMIC and the core business of Datang Holdings and Datang Subsidiaries. Under the premise that SMIC agrees to develop advanced process technology and pertinent IP database for the purpose of the chip foundry for Datang Holdings and Datang Subsidiaries, the Parties agree to enter into a strategic cooperative partnership.

3.1.1.2	SMIC undertakes to provide its existing R&D equipment and human resource for the development of the following technologies, and Datang Holdings undertakes to provide pilot verification products for the development of the following process technologies and IP database, and the funding method for the development cooperation program of these technologies shall be separately decided by the Parties through consultation based on the principle of market operations:
3.1.1.2.1	[***];

3.1.1.2.2	[***]
3.1.1.3	The Parties agree to engage in cooperation with each other in the development of IP database. Under equal conditions, SMIC shall recommend in priority the IP of Datang Subsidiaries to be used with compensation for the manufacture of third parties’ chips.
3.1.2	Industrial Sector
3.1.2.1	SMIC agrees to guarantee supply in priority for the capacity demand of the Datang Subsidiaries for chip foundry;

3.1.2.2	Under the premise that the process engineering conditions, servicing level, price and other factors on the part of SMIC are equivalent to those of competitors, SMIC shall be selected in priority by Datang Subsidiaries for their foundry production;

3.1.2.3	SMIC shall offer Datang Subsidiaries with reasonable market price for its chip foundry for Datang Subsidiaries;

3.1.2.4	Subject to non-violation of the relevant laws and contractual obligations, the Parties agree to make use of each other’s resources and assist each other in

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
external cooperation and exchange.
3.1.3	International Market Sector
3.1.3.1	SMIC agrees to the utilization by Datang and Datang Subsidiaries of SMIC’s offshore resources for development of their international market and globalization.
3.1.4	Cooperative Undertaking of PRC National Scientific Research Projects
3.1.4.1	The Parties agree to make joint effort to apply for PRC national and local projects of scientific research and industrialization relating to the integrated circuit sector.
4.	Confidentiality

4.1	Without limit of time and regardless of the expiry or termination of the Term of this Cooperation Agreement, each Party hereby irrevocable and unconditionally agrees, represents, warrants, and covenants as follows:
4.1.1	It shall maintain in secrecy and in safe custody all the Confidential Information, including but not limited to the information exchanged between the Parties under this Cooperation Agreement, and it shall not disclose, divulge, or cause or permit the disclosure or divulgence of, all or part of any of the Confidential Information, with exception of:
4.1.1.1	any Confidential Information which is in the public domain before disclosure, except as a result of breach of this Cooperation Agreement;

4.1.1.2	any Confidential Information disclosed or used with the prior written consent of the other Party; or

4.1.1.3	any Confidential Information disclosed as per the requirements and stipulations of courts, government authorities or regulatory organs with competent jurisdiction (including but not limited to the Stock Exchange of Hong Kong Limited and New York Stock Exchange) or of any laws and regulations (including the Hong Kong Listing Rules);
4.1.2	It shall not produce any duplicate and/or photocopy of any Confidential Information; and

4.1.3	When requested, or upon the expiry or early termination of the Term of this Cooperative Agreement, which ever is earlier, it shall immediately
4.1.3.1	return to the other Party all the Confidential Information then in its possession together with all duplicates and photocopies thereof; and/or

4.1.3.2	destroy any Confidential Information then in its possession which is in an undeliverable form, and deliver to the other Party a legal statement confirming that such Confidential Information has been destroyed.
4.2	Each Party hereby agrees, represents, warrants, and covenants that it shall only use the Confidential Information for purposes relevant to the negotiation of the pertinent transactions,

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
and shall ensure that all Authorized Persons and/or all the entities which may be its Affiliates at any time shall only use the Confidential Information for the aforementioned purposes, and shall fully comply with all the provisions of this Cooperative Agreement, as if such Authorized Persons and/or Affiliates are a party to this Cooperative Agreement in substitution of such Party.

5.	Warrants

5.1	Each Party hereby irrevocably and unconditionally agrees, represents and warrants to the other Party that, as of the date of effectiveness of this Cooperative Agreement and within the effective term thereafter,
5.1.1	it is an independent legal person duly organized, validly existing, and in good standing under the laws of the place of its incorporation or establishment;

5.1.2	it has all the requisite capacity, power, authorization and approvals necessary for the execution of this Cooperation Agreement and performance of its obligations hereunder; and

5.1.3	its representative whose signature is affixed hereon has been fully authorized to act in its name and on its behalf to execute this Cooperative Agreement.
6.	General Provisions

6.1	In the event that any provision of this Cooperative Agreement with legal binding force is held illegal or unenforceable in whole or in part, such provision (or any part thereof) shall be deemed not to constitute a part of this Cooperative Agreement to the extent of being held illegal or unenforceable, and the enforceability of all other provisions shall not be affected.

6.2	This Cooperative Agreement constitutes the entire understanding and consensus between the Parties with respect to the cooperation project, and shall supersede all the prior oral or written undertakings, intents and agreements between the Parties regarding the cooperation project.

7.	Notice

7.1	Unless otherwise required, all notices (including any other communications) required to be delivered under this Cooperation Agreement or in connection with the transactions contemplated hereby shall be made in writing.

7.2	All such notices shall be marked thereon with the addressee and address as set forth in this Article, and may be delivered by
7.2.1	personal delivery, in which case the notice shall be deemed effectively given when delivered to the relevant address; or

7.2.2	facsimile transmission (for which a certification confirming the transmission shall be made by mechanical or electronic means and retained by the transmitting Party), in which case the notice shall be deemed effectively given when received; or

7.2.3	overnight courier service, in which case the notice shall be deemed effectively given one business day after handed over to the courier service;
in all cases, the information of the recipient shall be correctly indicated. The addresses and facsimile numbers for the purpose of such notices are as follows:

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
If to SMIC,
Semiconductor Manufacturing International Corporation
Address: 18 Zhangjiang Road, Pudong New Area, Shanghai, PRC, Postal Code: 201203
Telephone: 86-21-38610000
Facsimile: 86-21-50802868
Attention: Wu Manning, Deputy Financial Chief / Xu Lianghui, Legal Counsel
With a copy to (for reference only):
Wilson Sonsini Goodrich & Rosati, P.C.
Address: 38th Floor, Jin Mao Tower, 88, Century Boulevard, Pudong New Area,
Shanghai, PRC, Postal Code: 200121
Telephone: 86-21- 61651700
Facsimile: 86-21- 61651799
Attention: Carmen Chang
If to Datang Holdings:
Datang Telecom Technology & Industry Holdings Co., Ltd.
Address: 40, Xueyuan Road, Beijing, PRC, Postal Code: 100083
Telephone: 86-10-62301914
Facsimile: 86-10-62301140
Attention: Zheng Jinliang, Legal Counsel / Dr. Chen Shanzhi
With a copy to (for reference only):
DLA Piper LLP
Address: 20th Floor, South Tower, Beijing Kerry Center, 1 Guanghua Road, Chaoyang District, Beijing
Telephone: 86-10-65611788
Facsimile: 86-10-65615158
Attention: Dr. Liu Wei / Steven Liu Esq.
8.	Language

8.1	This Cooperative Agreement shall be executed in Chinese in two counterparts, each of which shall be held by each Party.

9.	Governing Law

9.1	This Cooperative Agreement shall be governed by and interpreted in accordance with the laws of Hong Kong.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
This Agreement has been executed by both Parties on the date first set forth above.

Semiconductor Manufacturing International Corp.
By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Duly Authorized Representative

In the presence of: /s/ Xu Lianghui

Datang Telecom Technology & Industry Holdings Limited
By:	/s/ Gao Yonggang
Name:	Gao Yonggang
Title:	Duly Authorized Representative

In the presence of: /s/